UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ___) *

Enanta Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

29251M 10 6

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29251M 10 6	13G	Page 2 of 15

1.	NAMES OF REPORTING PERSONS mRNA - Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,634
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 15,634
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,634
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based on the 17,961,713 shares of Common Stock of the Issuer outstanding as of December 16, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

CUSIP No. 29251M 10 6	13G	Page 3 of 15

1.	NAMES OF REPORTING PERSONS OBP (Adjunct) III - Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 134,513
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 134,513
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,513
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based on the 17,961,713 shares of Common Stock of the Issuer outstanding as of December 16, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

CUSIP No. 29251M 10 6	13G	Page 4 of 15

1.	NAMES OF REPORTING PERSONS OBP (Bermuda) III - Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 187,851
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 187,851
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,851
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based on the 17,961,713 shares of Common Stock of the Issuer outstanding as of December 16, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

CUSIP No. 29251M 10 6	13G	Page 5 of 15

1.	NAMES OF REPORTING PERSONS OBP III - Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,318,577
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,318,577
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,577
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based on the 17,961,713 shares of Common Stock of the Issuer outstanding as of December 16, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

CUSIP No. 29251M 10 6	13G	Page 6 of 15

1.	NAMES OF REPORTING PERSONS Saints Capital Granite, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,656,575
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,656,575
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,575
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percentage is calculated based on the 17,961,713 shares of Common Stock of the Issuer outstanding as of December 16, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

CUSIP No. 29251M 10 6	13G	Page 7 of 15

1.	NAMES OF REPORTING PERSONS Saints Capital Granite, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,656,575
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,656,575
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,575
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based on the 17,961,713 shares of Common Stock of the Issuer outstanding as of December 16, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

CUSIP No. 29251M 10 6	13G	Page 8 of 15

Item 1(a).	Name of Issuer:

Enanta Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

500 Arsenal Street

Watertown, Massachusetts 02472

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock beneficially owned by such persons:

(i) mRNA - Holdings, LLC (“mRNA”) (holding 15,634 shares of Common Stock); OBP (Adjunct) III - Holdings LLC (“OBP (A) III”) (holding 134,513 shares of Common Stock); OBP (Bermuda) III - Holdings LLC, (“OBP (B) III”) (holding 187,851 shares of Common Stock); and OBP III - Holdings LLC (“OBP III”) (holding 1,318,577 shares of Common Stock), each a Delaware limited liability company (collectively, the “Funds”), direct owners of the shares of Common Stock of the Issuer;

(i) Saints Capital Granite, L.P., a Delaware limited partnership (“Saints LP”), as a member of the Funds; and

(ii) Saints Capital Granite, LLC, a Delaware limited liability company (“Saints LLC”), as general partner of Saints LP.

Each of the Funds, Saints LP and Saints LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

c/o Saints Capital Services, LLC

2020 Union Street

San Francisco, CA 94123

Item 2(c).	Citizenship:

mRNA - Delaware

OBP (A) III - Delaware

OBP (B) III - Delaware

OBP III - Delaware

Saints LP - Delaware

Saints LLC - Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

CUSIP No. 29251M 10 6	13G	Page 9 of 15

Item 2(e).	CUSIP Number:

29251M 10 6

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:  ___________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each of the Reporting Persons:

	mRNA	OBP (A) III	OBP (B) III	OBP III	Saints LP	Saints LLC
(a) Beneficial Ownership	15,634	134,513	187,851	1,318,577	1,656,575	1,656,575
(b) Percentage of Class	0.1%	0.7%	1.0%	7.3%	9.2%	9.2%
(c) (i) Sole Voting Power	15,634	134,513	187,851	1,318,577	1,656,575	1,656,575
(ii) Shared Voting Power	-0-	-0-	-0-	-0-	-0-	-0-
(iii) Sole Dispositive Power	15,634	134,513	187,851	1,318,577	1,656,575	1,656,575
(iv) Shared Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-

The foregoing percentages are calculated based on the 17,961,713 shares of Common Stock of the Issuer outstanding as of December 31, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 29251M 10 6	13G	Page 10 of 15

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 29251M 10 6	13G	Page 11 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014	Saints Capital GRANITE, L.P.

By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

Saints Capital GRANITE, LLC

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

MRNA – Holdings LLC
By: Saints Capital Granite, L.P.
Its Member
By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

OBP (Adjunct) iii – holdings llc

By: Saints Capital Granite, L.P.
Its Member

By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

CUSIP No. 29251M 10 6	13G	Page 12 of 15

OBP (bermuda) iii – holdings llc

By: Saints Capital Granite, L.P.
Its Member

By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

OBP iii – holdings llc

By: Saints Capital Granite, L.P.
Its Member

By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

CUSIP No. 29251M 10 6	13G	Page 13 of 15

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
1	Joint Filing Agreement

CUSIP No. 29251M 10 6	13G	Page 14 of 15

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other filing entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Saints Capital GRANITE, L.P.

By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

Saints Capital GRANITE, LLC

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

MRNA – Holdings LLC

By: Saints Capital Granite, L.P.
Its Member

By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

CUSIP No. 29251M 10 6	13G	Page 15 of 15

OBP (Adjunct) iii – holdings llc

By: Saints Capital Granite, L.P.
Its Member

By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

OBP (bermuda) iii – holdings llc

By: Saints Capital Granite, L.P.
Its Member

By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member

OBP iii – holdings llc

By: Saints Capital Granite, L.P.
Its Member

By: Saints Capital Granite, LLC
Its General Partner

By: /s/ David Quinlivan
Name: David Quinlivan
Title: Managing Member